The Mintz Fraade Law Firm, P.C.

COUNSELORS AT LAW

271 MADISON AVENUE, 12th FLOOR

NEW YORK, NEW YORK 10016

TELEPHONE	OF COUNSEL
(212) 486-2500	EDWARD C. KRAMER
-----------	JON M. PROBSTEIN
TELECOPIER	SEYMOUR REITKNECHT
(212) 486-0701	JOSEPH J. TOMASEK

May 11, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Nostalgia Family Brands, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed February 18, 2016 File No. 333-206332

Dear Sir/Madam:

We represent Nostalgia Family Brands, Inc. (the "Company"). We are replying on the Company's behalf to the SEC's comment letter dated March 4, 2016 (the "March Letter") with respect to the Company's registration statement on Form S-1 filed on February 18, 2016. We have amended the Form S-1/A as per your comments in the March Letter and our response to each comment is set forth below.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 29

1. We note your disclosure on page F-12 that you issued a promissory note that appears to have matured on December 31, 2015. Given your limited assets and no revenues, this outstanding note appears material to you. Please revise to provide the disclosure required by Item 303(a) of Regulation S-K regarding your commitments or advise. Also, please file the note as an exhibit. Refer to Item 601 of Regulation S-K.

The Amended Form S-1 has been revised on page 29, under "Liquidity and Capital Resources," to disclose the convertible promissory note. Please note that the date of maturity has been extended to June 30, 2017.

The Amended Form S-1 has been revised to include the Convertible Note dated, December 14, 2012, by and between the Company and Robert M. Rubin, and the Assignment of the Convertible Note to Cubbo, Inc. as Exhibit 10.1 pursuant to Item 601.

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Security Ownership of Certain Beneficial Owners and Management, page 33

2. In subsequent amendments, please revise to provide security beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

The Amended Form S-1 has been revised to include the most recent security beneficial ownership information as of December 31, 2015. Please refer to pages 33 & 34.

Index to Financial Statements, page F-1

General

3. Please provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

The financial statements in the Amended Form S-1 have been updated to include the most recent fiscal year, as of December 31, 2015, pursuant to Rule 8-08 of Regulation S-K.

In addition to the Company's Form S-1/A, please also see the enclosed letter with respect to a request to accelerate the effective date of the Company's S-1/A.

If you have any questions, please contact the undersigned.

Very truly yours, The Mintz Fraade Law Firm, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

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Nostalgia Family Brands, Inc.

20 Pape Drive

Altantic Highlands, New Jersey 07716

Telephone: (732) 291-3661

May 11, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Nostalgia Family Brands, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 18, 2016 File No. 333-206332

Dear Sir/Madam:

We herewith acknowledge the following on behalf of the Company:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nostalgia Family Brands, Inc.

By:	/s/ William P. McDermitt
William P. McDermitt
President

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